Exhibit 2

2014

THIRD QUARTER RESULTS

■ Stock Listing Information

NYSE (ADS)

Ticker: CX

Mexican Stock Exchange

Ticker: CEMEXCPO

Ratio of CEMEXCPO to CX = 10:1

■ Investor Relations

In the United States:

+ 1 877 7CX NYSE

In Mexico:

+ 52 (81) 8888 4292

E-Mail:

ir@cemex.com

Operating and financial highlights

	January – September				Third Quarter
				l-t-l				l-t-l
	2014	2013	% Var.	% Var.*	2014	2013	% Var.	% Var.*
Consolidated cement volume	51,233	48,681	5%		17,816	17,094	4%
Consolidated ready-mix volume	41,768	40,947	2%		14,720	14,665	0%
Consolidated aggregates volume	125,933	120,314	5%		44,742	44,111	1%
Net sales	11,871	11,353	5%	6%	4,135	4,022	3%	4%
Gross profit	3,714	3,491	6%	7%	1,400	1,298	8%	9%
as % of net sales	31.3%	30.8%	0.5pp		33.9%	32.3%	1.6pp
Operating earnings before other expenses, net	1,213	1,160	5%	7%	491	467	5%	6%
as % of net sales	10.2%	10.2%	0.0pp		11.9%	11.6%	0.3pp
Controlling interest net income (loss)	(326)	(587)	44%		(106)	(155)	32%
Operating EBITDA	2,037	2,001	2%	3%	767	747	3%	3%
as % of net sales	17.2%	17.6%	(0.4pp )		18.5%	18.6%	(0.1pp )
Free cash flow after maintenance capital expenditures	(43)	(311)	86%		350	245	43%
Free cash flow	(143)	(382)	62%		303	209	45%
Total debt plus perpetual notes	16,949	17,130	(1%)		16,949	17,130	(1%)
Earnings (loss) per ADS	(0.26)	(0.48)	46%		(0.08)	(0.13)	35%
Fully diluted earnings (loss) per ADS (1)	(0.26)	(0.48)	46%		(0.08)	(0.13)	35%
Average ADSs outstanding	1,250.3	1,215.5	3%		1,266.9	1,217.2	4%
Employees	44,055	42,853	3%		44,055	42,853	3%

Cement and aggregates volumes in thousands of metric tons. Ready-mix volumes in thousands of cubic meters.

In millions of US dollars, except volumes, percentages, employees, and per-ADS amounts. Average ADSs outstanding are presented in millions.

Please refer to page 8 for end-of quarter CPO-equivalent units outstanding.

*	Like-to-like (“l-t-l”) percentage variations adjusted for investments/divestments and currency fluctuations.
(1)	For 2014 and 2013, the effect of the potential dilutive shares generate anti-dilution; therefore, there is no change between the reported basic and diluted loss per share.

Consolidated net sales in the third quarter of 2014 increased to US$4.1 billion, representing an increase of 3% compared with the third quarter of 2013. The increase in consolidated net sales was to due higher volumes in Mexico, the U.S., and our South, Central America and the Caribbean and Asia regions, as well as higher prices of our products in most of our operations.

Cost of sales as a percentage of net sales decreased by 1.6pp during the third quarter of 2014 compared with the same period last year, from 67.7% to 66.1%. The decrease was mainly driven by our continuous improvement operating efficiencies and product mix.

Operating expenses as a percentage of net sales increased by 1.3pp during the third quarter of 2014 compared with the same period last year, from 20.7% to 22.0%, mainly due to higher distribution expenses.

Operating EBITDA increased by 3% to US$767 million during the third quarter of 2014 compared with the same period last year. The increase was mainly due to higher contributions from the U.S., as well as from our Mediterranean and Asia Regions.

Operating EBITDA margin decreased by 0.1pp from 18.6% in the third quarter of 2013 to 18.5% this quarter.

Other expenses, net, for the quarter were US$86 million, which were mainly due to impairment of fixed assets, a loss in sale of fixed assets and severance payments.

Gain (loss) on financial instruments for the quarter was a gain of US$8 million, resulting mainly from derivatives related to CEMEX shares.

Foreign exchange results for the quarter was a gain of US$97 million, resulting mainly from the fluctuation of the Mexican peso versus the U.S. dollar.

Controlling interest net income (loss) was a loss of US$106 million in the third quarter of 2014 versus a loss of US$155 million in the same quarter of 2013. The lower quarterly loss primarily reflects higher operating earnings before other expenses, net, higher foreign exchange gain and lower other expenses, net, partially offset by a lower gain on financial instruments, higher financial expenses, higher income tax, and higher non-controlling interest net income.

Total debt plus perpetual notes decreased by US$96 million during the quarter.

2014 Third Quarter Results

Operating results

Mexico

	January – September				Third Quarter
	2014	2013	% Var.	l-t-l % Var.*	2014	2013	% Var.	l-t-l % Var.*
Net sales	2,354	2,402	(2%)	1%	803	776	4%	5%
Operating EBITDA	742	761	(3%)	0%	245	248	(1%)	0%
Operating EBITDA margin	31.5%	31.7%	(0.2pp )		30.5%	31.9%	(1.4pp )
In millions of US dollars, except percentages.

	Domestic gray cement		Ready-mix		Aggregates
Year-over-year percentage variation	January – September	Third Quarter	January – September	Third Quarter	January – September	Third Quarter
Volume	1%	4%	4%	5%	11%	8%
Price (USD)	(2%)	2%	(1%)	1%	(0%)	3%
Price (local currency)	1%	3%	2%	2%	3%	5%

Domestic gray cement and ready-mix volumes for our operations in Mexico increased by 4% and 5%, respectively, during the quarter versus the same period last year. During the first nine months of the year, domestic gray cement and ready-mix volumes increased by 1% and 4%, respectively, versus the comparable period a year ago.

During the quarter, bulk cement sales continued showing a positive performance. Demand for our products continued to be driven by higher activity in formal construction, especially in the formal residential and commercial segments. Activity in the informal residential sector showed slight growth during the quarter supported by improved macroeconomic indicators such as job creation and remittances. Strong public investment continues in the infrastructure sector.

United States

	January – September				Third Quarter
	2014	2013	% Var.	l-t-l % Var.*	2014	2013	% Var.	l-t-l % Var.*
Net sales	2,755	2,495	10%	13%	1,007	891	13%	15%
Operating EBITDA	283	178	60%	57%	136	78	74%	70%
Operating EBITDA margin	10.3%	7.1%	3.2pp		13.5%	8.8%	4.7pp
In millions of US dollars, except percentages.

	Domestic gray cement		Ready-mix		Aggregates
Year-over-year percentage variation	January – September	Third Quarter	January – September	Third Quarter	January – September	Third Quarter
Volume	8%	8%	0%	2%	(2%)	1%
Price (USD)	5%	8%	9%	9%	11%	9%
Price (local currency)	5%	8%	9%	9%	11%	9%

In the United States, domestic gray cement, ready-mix, and aggregates volumes increased by 8%, 2% and 1%, respectively, during the third quarter of 2014 versus the same period last year. On a pro-forma basis, adjusting for the transfer of our ready-mix assets in the Carolinas into the newly established joint venture with Concrete Supply, ready-mix volumes grew 8%. During the first nine months of the year and on a year-over-year basis, domestic gray cement and adjusted ready-mix volumes increased by 8%, and 6%, respectively, while aggregates volumes declined by 2%.

The increase in our cement volumes during the quarter reflects an improved demand in most of our markets. The industrial-and-commercial sector and the steady expansion in the residential sector were the main drivers for volume growth during the quarter. Office and manufacturing construction activity contributed favorably to the performance of the industrial-and-commercial sector. Activity in the residential sector was driven mainly by the multi-family segment supported by positive fundamentals such as large pent-up demand and low levels of inventories. The infrastructure sector also contributed marginally to volume growth during the quarter.

2014 Third Quarter Results

Operating results

Northern Europe

	January – September				Third Quarter
	2014	2013	% Var.	l-t-l % Var.*	2014	2013	% Var.	l-t-l % Var.*
Net sales	3,187	3,012	6%	2%	1,135	1,169	(3%)	(3%)
Operating EBITDA	279	253	10%	7%	144	162	(11%)	(12%)
Operating EBITDA margin	8.8%	8.4%	0.4pp		12.7%	13.9%	(1.2pp )
In millions of US dollars, except percentages.

	Domestic gray cement		Ready-mix		Aggregates
Year-over-year percentage variation	January – September	Third Quarter	January – September	Third Quarter	January – September	Third Quarter
Volume	4%	1%	(0%)	(8%)	7%	(0%)
Price (USD)	3%	(2%)	4%	0%	5%	2%
Price (local currency)	(0%)	(2%)	1%	1%	0%	1%

Our domestic gray cement volumes in the Northern Europe region increased by 1% during the third quarter of 2014 and increased by 4% during the first nine months of the year versus the comparable period in 2013.

In Germany, our domestic gray cement volumes decreased by 6% during the third quarter and increased by 1% during the first nine months of the year on a year-over-year basis. The decrease in our volumes during the quarter reflects the general change in the economic outlook, lower activity across all sectors, as well as some construction-workforce constraints. The residential sector continued to benefit from low levels of unemployment and mortgage rates. A growth in wages and net immigration also contributed to housing demand. In the industrial-and-commercial sector there has been postponements and cancellations of projects. Infrastructure spending continues to be positive.

Domestic gray cement volumes of our operations in Poland increased by 8% during the quarter and increased by 5% during the first nine months of the year versus the comparable periods in 2013. Construction activity during the quarter showed slight moderation. The infrastructure sector continues to be the main driver of demand. The industrial-and-commercial sector continues to be driven by industrial and warehousing constructions as well as offices and hotels. After a positive first half of 2014, activity in the residential sector slowed down.

In our operations in France, domestic ready-mix volumes decreased by 13% and our aggregates volumes declined by 1% during the third quarter of 2014 versus the comparable period last year. During the first nine months of the year, ready-mix volumes decreased by 4% and our aggregates volumes increased by 5%, on a year-over-year basis. During the quarter there was increased activity in traded aggregates volumes. Volumes during the quarter were affected by the deterioration of the economy. The infrastructure sector continues to be supported by a number of ongoing highway and high-speed-railway projects that started during 2012; nevertheless, the activity in this sector has slowed down due to financing constraints and the government’s target to reduce deficit. The performance of the residential sector continues to be affected by high level of unemployment, loss of buying power and a less attractive buy-to-let program.

In the United Kingdom, domestic gray cement volumes remained flat, on a year-over-year basis, ready-mix volumes declined by 2% while our aggregates volumes increased by 10% during the third quarter of 2014. For the first nine months of the year our domestic gray cement, ready-mix, and aggregates volumes increased by 1%, 2% and 13%, respectively, versus the comparable period in the previous year. During the quarter, the residential sector continued driving demand for our products. Activity in this sector was supported by the improvement in economic conditions, a rise in consumer confidence and government incentives to promote home ownership. The industrial and commercial sector performed favorably during the quarter driven by warehouses and offices construction.

2014 Third Quarter Results

Operating results

Mediterranean

	January – September				Third Quarter
	2014	2013	% Var.	l-t-l % Var.*	2014	2013	% Var.	l-t-l % Var.*
Net sales	1,260	1,122	12%	11%	400	375	7%	8%
Operating EBITDA	263	246	7%	7%	81	78	4%	6%
Operating EBITDA margin	20.8%	21.9%	(1.1pp )		20.3%	20.8%	(0.5pp )
In millions of US dollars, except percentages.

	Domestic gray cement		Ready-mix		Aggregates
Year-over-year percentage variation	January – September	Third Quarter	January – September	Third Quarter	January – September	Third Quarter
Volume	(0%)	(3%)	8%	13%	(3%)	(1%)
Price (USD)	8%	9%	4%	(2%)	24%	17%
Price (local currency)	10%	12%	2%	(2%)	20%	17%

Our domestic gray cement volumes in the Mediterranean region decreased by 3% during the third quarter and remained flat during the first nine months of the year versus the same periods in 2013.

Domestic gray cement and ready-mix volumes for our operations in Spain increased by 7% and 6%, respectively, on a year-over-year basis during the quarter. For the first nine months of the year, domestic gray cement and ready-mix volumes increased by 2% and 3%, respectively, compared with the same period in 2013. The macroeconomic conditions in the country continue improving and, together with the stabilization in home prices, have led to an increase in activity in the residential sector from a very low base. In the infrastructure sector an increase in public biddings was visible during the quarter supported by the improved economic environment.

In Egypt, our domestic gray cement volumes decreased by 8% during the third quarter of 2014 and decreased by 4% during the first nine months of the year on a year-over-year basis. The informal and formal residential sectors were the main drivers of demand in the country supported by our alternative fuel strategy.

South, Central America and the Caribbean

	January – September				Third Quarter
	2014	2013	% Var.	l-t-l % Var.*	2014	2013	% Var.	l-t-l % Var.*
Net sales	1,684	1,657	2%	6%	585	596	(2%)	0%
Operating EBITDA	563	610	(8%)	(4%)	199	210	(6%)	(4%)
Operating EBITDA margin	33.4%	36.8%	(3.4pp )		34.0%	35.3%	(1.3pp )
In millions of US dollars, except percentages.

	Domestic gray cement		Ready-mix		Aggregates
Year-over-year percentage variation	January – September	Third Quarter	January – September	Third Quarter	January – September	Third Quarter
Volume	6%	3%	9%	5%	17%	10%
Price (USD)	(4%)	(3%)	(3%)	(2%)	(4%)	(2%)
Price (local currency)	(0%)	(1%)	1%	0%	(0%)	(0%)

Our domestic gray cement volumes in the region increased by 3% during the third quarter of 2014 and increased by 6% during the first nine months of the year versus the comparable periods last year.

In Colombia, during the third quarter our domestic gray cement, ready-mix and aggregates volumes increased by 14%, 8% and 12%, respectively, compared to the third quarter of 2013. For the first nine months of 2014, our domestic gray cement, ready-mix and aggregates volumes increased by 18%, 14% and 24%, respectively, compared to the same period in 2013. Construction activity in the third quarter was driven by a positive performance in all demand segments. The residential sector continued its positive trend. Infrastructure remained also an important driver for demand of our products with the execution of several ongoing projects that were awarded in past years.

2014 Third Quarter Results

Operating results

Asia

	January – September				Third Quarter
	2014	2013	% Var.	l-t-l % Var.*	2014	2013	% Var.	l-t-l % Var.*
Net sales	457	444	3%	10%	151	139	9%	10%
Operating EBITDA	99	99	0%	3%	40	36	11%	10%
Operating EBITDA margin	21.7%	22.2%	(0.5pp )		26.4%	25.9%	0.5pp
In millions of US dollars, except percentages.

	Domestic gray cement		Ready-mix		Aggregates
Year-over-year percentage variation	January – September	Third Quarter	January – September	Third Quarter	January – September	Third Quarter
Volume	5%	5%	(16%)	(4%)	(8%)	(44%)
Price (USD)	(2%)	3%	9%	11%	(1%)	(10%)
Price (local currency)	2%	3%	12%	9%	3%	(11%)

Our domestic gray cement volumes in the region increased by 5% during the third quarter and increased by 5% during the first nine months of 2014 on a year-over-year basis.

In the Philippines, our domestic gray cement volumes increased by 6% during the third quarter of 2014 and increased by 7% during the first nine months of 2014 versus the comparable periods of last year. Volumes during the quarter benefited from strong public and private spending. The residential sector continued to be supported by favorable economic conditions such as stable levels of inflation and mortgage rates, and healthy remittances inflows. In addition, business process outsourcing activities in the country have increased residential and commercial demand. The infrastructure sector continued with its positive performance.

2014 Third Quarter Results

Operating EBITDA, free cash flow and debt-related Information

Operating EBITDA and free cash flow

	January – September			Third Quarter
	2014	2013	% Var	2014	2013	% Var
Operating earnings before other expenses, net	1,213	1,160	5%	491	467	5%
+ Depreciation and operating amortization	824	842		276	281

Operating EBITDA	2,037	2,001	2%	767	747	3%
- Net financial expense	1,026	1,066		335	348
- Maintenance capital expenditures	298	255		108	105
- Change in working capital	381	497		(70)	(34)
- Taxes paid	483	440		46	35
- Other cash items (net)	(109)	55		(2)	48

Free cash flow after maintenance capital expenditures	(43)	(311)	86%	350	245	43%
- Strategic capital expenditures	101	72		46	36

Free cash flow	(143)	(382)	62%	303	209	45%
In millions of US dollars, except percentages.

Free cash flow during the quarter plus the increase in debt, excluding non-cash items mentioned below, was used mainly for cash replenishment, including a reserve for US$227 million to pay debt; and to pay the financial fees and refinancing premiums related to the issuances and tenders of different notes during the quarter. In addition, there was a decrease in the utilization of our securitization programs.

Our debt during the quarter reflects the conversion of US$116 million of our 2015 convertibles as well as a positive conversion effect for US$152 million, both of which are non-cash.

Information on debt and perpetual notes

				Second		Third
	Third Quarter			Quarter		Quarter
	2014	2013	% Var	2014		2014	2013
Total debt (1)	16,479	16,655	(1%)	16,569	Currency denomination
Short-term	6%	3%		3%	US dollar	86%	82%
Long-term	94%	97%		97%	Euro	13%	16%
Perpetual notes	470	475	(1%)	476	Mexican peso	1%	2%
Cash and cash equivalents	1,004	895	12%	737	Other	0%	0%

Net debt plus perpetual notes	15,944	16,235	(2%)	16,308

					Interest rate
Consolidated funded debt (2)/EBITDA (3)	5.37	5.56		5.49	Fixed	69%	59%
Interest coverage (3) (4)	2.21	2.08		2.15	Variable	31%	41%
In millions of US dollars, except percentages and ratios.
(1)	Includes convertible notes and capital leases, in accordance with International Financial Reporting Standards (IFRS).
(2)	Consolidated funded debt as of September 30, 2014 was US$14,403 million, in accordance with our contractual obligations under the Facilities Agreement.
(3)	EBITDA calculated in accordance with IFRS.
(4)	Interest expense calculated in accordance with our contractual obligations under the Facilities Agreement.

2014 Third Quarter Results

Equity-related and derivative instruments information

Equity-related information

One CEMEX ADS represents ten CEMEX CPOs. The following amounts are expressed in CPO terms.

Beginning-of-quarter CPO-equivalent units outstanding	12,265,722,902
Stock-based compensation	60,759,907
CPOs issued as result of the conversion of a portion of our 2015 convertible securities	111,419,600
End-of-quarter CPO-equivalent units outstanding	12,437,902,409

Outstanding units equal total CEMEX CPO-equivalent units less CPOs held in subsidiaries, which as of September 30, 2014 were 18,261,131.

CEMEX has outstanding mandatorily convertible securities which, upon conversion, will increase the number of CPOs outstanding by approximately 210 million, subject to antidilution adjustments.

Employee long-term compensation plans

As of September 30, 2014, executives had outstanding options on a total of 1,410,250 CPOs, with a weighted-average strike price of approximately US$1.91 per CPO (equivalent to US$19.11 per ADS). Starting in 2005, CEMEX began offering executives a restricted stock-ownership program. As of September 30, 2014, our executives held 33,916,259 restricted CPOs, representing 0.3% of our total CPOs outstanding as of such date.

Derivative instruments

The following table shows the notional amount for each type of derivative instrument and the aggregate fair market value for all of CEMEX’s derivative instruments as of the last day of each quarter presented.

	Third Quarter		Second Quarter
	2014	2013	2014
Notional amount of equity related derivatives (1)	1,800	2,410	1,792
Estimated aggregate fair market value (1) (2) (3)	541	358	529
In millions of US dollars.

The estimated aggregate fair market value represents the approximate settlement result as of the valuation date, based upon quoted market prices and estimated settlement costs, which fluctuate over time. Fair market values and notional amounts do not represent amounts of cash currently exchanged between the parties; cash amounts will be determined upon termination of the contracts considering the notional amounts and quoted market prices as well as other derivative items as of the settlement date. Fair market values should not be viewed in isolation, but rather in relation to the fair market values of the underlying hedge transactions and the overall reduction in CEMEX’s exposure to the risks being hedged.

Note: Under IFRS, companies are required to recognize all derivative financial instruments on the balance sheet as assets or liabilities, at their estimated fair market value, with changes in such fair market values recorded in the income statement, except when transactions are entered into for cash-flow-hedging purposes, in which case changes in the fair market value of the related derivative instruments are recognized temporarily in equity and then reclassified into earnings as the inverse effects of the underlying hedged items flow through the income statement. As of September 30, 2014, in connection with the fair market value recognition of its derivatives portfolio, CEMEX recognized increases in its assets and liabilities resulting in a net asset of US$575 million, including a liability of US$47 million corresponding to an embedded derivative related to our mandatorily convertible securities, which according to our debt agreements, is presented net of the assets associated with the derivative instruments. The notional amounts of derivatives substantially match the amounts of underlying assets, liabilities, or equity transactions on which the derivatives are being entered into.

(1)

Excludes an interest-rate swap related to our long-term energy contracts. As of September 30, 2014, the notional amount of this derivative was US$170 million, with a positive fair market value of approximately US$34 million.

(2)	Net of cash collateral deposited under open positions. Cash collateral was US$10 million as of September 30, 2014 and US$8 million as of September 30, 2013.
(3)

As required by IFRS, the estimated aggregate fair market value as of September 30, 2014 and 2013 includes a liability of US$47 million and US$34 million, respectively, relating to an embedded derivative in CEMEX’s mandatorily convertible securities.

2014 Third Quarter Results

Consolidated Income Statement & Balance Sheet

CEMEX, S.A.B. de C.V. and Subsidiaries

(Thousands of U.S. Dollars, except per ADS amounts)

	January – September				Third Quarter
				like-to-like				like-to-like
	2014	2013	% Var.	% Var.*	2014	2013	% Var.	% Var.*
INCOME STATEMENT
Net sales	11,870,900	11,352,708	5%	6%	4,135,473	4,022,119	3%	4%
Cost of sales	(8,156,947)	(7,861,608)	(4%)		(2,735,149)	(2,724,337)	(0%)

Gross profit	3,713,953	3,491,099	6%	7%	1,400,324	1,297,782	8%	9%
Operating expenses	(2,500,553)	(2,331,567)	(7%)		(909,080)	(831,281)	(9%)

Operating earnings before other expenses, net	1,213,400	1,159,532	5%	7%	491,244	466,501	5%	6%
Other expenses, net	(63,160)	(233,191)	73%		(85,905)	(107,011)	20%

Operating earnings	1,150,240	926,342	24%		405,339	359,490	13%
Financial expense	(1,266,561)	(1,139,392)	(11%)		(425,415)	(407,080)	(5%)
Other financial income (expense), net	234,187	99,330	136%		94,085	53,789	75%
Financial income	19,928	23,785	(16%)		5,908	7,328	(19%)
Results from financial instruments, net	128,265	113,400	13%		8,052	41,877	(81%)
Foreign exchange results	136,117	5,495	2377%		96,881	21,064	360%
Effects of net present value on assets and liabilities and others, net	(50,122)	(43,350)	(16%)		(16,756)	(16,480)	(2%)
Equity in gain (loss) of associates	14,370	7,869	83%		8,664	5,210	66%

Income (loss) before income tax	132,236	(105,851)	N/A		82,673	11,408	625%
Income tax	(377,420)	(406,645)	7%		(146,231)	(137,512)	(6%)

Consolidated net income (loss)	(245,184)	(512,496)	52%		(63,558)	(126,104)	50%
Non-controlling interest net income (loss)	80,680	74,210	9%		42,110	29,359	43%

Controlling interest net income (loss)	(325,864)	(586,707)	44%		(105,668)	(155,462)	32%

Operating EBITDA	2,037,050	2,001,210	2%	3%	766,946	747,122	3%	3%
Earnings (loss) per ADS	(0.26)	(0.48)	46%		(0.08)	(0.13)	35%

	As of September 30
	2014	2013	% Var.
BALANCE SHEET
Total assets	36,967,966	36,974,388	(0%)
Cash and cash equivalents	1,003,757	895,371	12%
Trade receivables less allowance for doubtful accounts	2,186,922	2,177,678	0%
Other accounts receivable	549,615	548,096	0%
Inventories, net	1,322,181	1,276,893	4%
Other current assets	280,462	325,180	(14%)
Current assets	5,342,937	5,223,218	2%
Property, machinery and equipment, net	14,859,755	15,711,679	(5%)
Other assets	16,765,274	16,039,491	5%

Total liabilities	25,621,513	25,096,945	2%
Current liabilities	4,951,594	4,616,162	7%
Long-term liabilities	13,844,308	13,935,669	(1%)
Other liabilities	6,825,611	6,545,114	4%

Total stockholders’ equity	11,346,453	11,877,443	(4%)
Non-controlling interest and perpetual instruments	1,192,531	1,126,346	6%
Total controlling interest	10,153,922	10,751,097	(6%)

2014 Third Quarter Results

Operating results

Consolidated Income Statement & Balance Sheet

CEMEX, S.A.B. de C.V. and Subsidiaries

(Thousands of Mexican Pesos in nominal terms, except per ADS amounts)

	January - September			Third Quarter
	2014	2013	% Var.	2014	2013	% Var.
INCOME STATEMENT
Net sales	156,102,330	145,087,605	8%	54,753,657	52,609,317	4%
Cost of sales	(107,263,851)	(100,471,354)	(7%)	(36,213,373)	(35,634,334)	(2%)

Gross profit	48,838,479	44,616,251	9%	18,540,284	16,974,983	9%
Operating expenses	(32,882,272)	(29,797,427)	(10%)	(12,036,215)	(10,873,150)	(11%)

Operating earnings before other expenses, net	15,956,207	14,818,824	8%	6,504,070	6,101,834	7%
Other expenses, net	(830,555)	(2,980,179)	72%	(1,137,384)	(1,399,702)	19%

Operating earnings	15,125,652	11,838,645	28%	5,366,686	4,702,132	14%
Financial expense	(16,655,282)	(14,561,428)	(14%)	(5,632,490)	(5,324,610)	(6%)
Other financial income (expense), net	3,079,563	1,269,439	143%	1,245,686	703,555	77%
Financial income	262,058	303,971	(14%)	78,220	95,847	(18%)
Results from financial instruments, net	1,686,678	1,449,258	16%	106,608	547,751	(81%)
Foreign exchange results	1,789,935	70,223	2449%	1,282,705	275,516	366%
Effects of net present value on assets and liabilities and others, net	(659,109)	(554,012)	(19%)	(221,847)	(215,560)	(3%)
Equity in gain (loss) of associates	188,967	100,567	88%	114,710	68,141	68%

Income (loss) before income tax	1,738,900	(1,352,776)	N/A	1,094,591	149,217	634%
Income tax	(4,963,073)	(5,196,928)	4%	(1,936,097)	(1,798,657)	(8%)

Consolidated net income (loss)	(3,224,173)	(6,549,704)	51%	(841,505)	(1,649,440)	49%
Non-controlling interest net income (loss)	1,060,941	948,410	12%	557,536	384,010	45%

Controlling interest net income (loss)	(4,285,114)	(7,498,115)	43%	(1,399,041)	(2,033,449)	31%

Operating EBITDA	26,787,206	25,575,470	5%	10,154,367	9,772,356	4%
Earnings (loss) per ADS	(3.43)	(6.17)	44%	(1.10)	(1.67)	34%

	As of September 30
	2014	2013	% Var.
BALANCE SHEET
Total assets	496,479,780	484,364,487	3%
Cash and cash equivalents	13,480,458	11,729,356	15%
Trade receivables less allowance for doubtful accounts	29,370,367	28,527,585	3%
Other accounts receivable	7,381,324	7,180,060	3%
Inventories, net	17,756,895	16,727,296	6%
Other current assets	3,766,601	4,259,856	(12%)
Current assets	71,755,644	68,424,153	5%
Property, machinery and equipment, net	199,566,509	205,823,001	(3%)
Other assets	225,157,626	210,117,334	7%

Total liabilities	344,096,917	328,769,986	5%
Current liabilities	66,499,901	60,471,727	10%
Long-term liabilities	185,929,057	182,557,269	2%
Other liabilities	91,667,959	85,740,989	7%

Total stockholders’ equity	152,382,862	155,594,502	(2%)
Non-controlling interest and perpetual instruments	16,015,691	14,755,132	9%
Total controlling interest	136,367,172	140,839,370	(3%)

2014 Third Quarter Results

Operating results

Operating Summary per Country

In thousands of U.S. dollars

	January – September				Third Quarter
				like-to-like				like-to-like
	2014	2013	% Var.	% Var. *	2014	2013	% Var.	% Var. *
NET SALES
Mexico	2,354,346	2,401,882	(2%)	1%	803,371	776,082	4%	5%
U.S.A.	2,755,444	2,495,380	10%	13%	1,006,822	891,106	13%	15%
Northern Europe	3,187,148	3,012,071	6%	2%	1,135,326	1,168,845	(3%)	(3%)
Mediterranean	1,259,946	1,121,799	12%	11%	399,824	374,618	7%	8%
South, Central America and the Caribbean	1,683,892	1,657,024	2%	6%	584,549	596,377	(2%)	0%
Asia	456,972	443,623	3%	10%	151,227	138,903	9%	10%
Others and intercompany eliminations	173,153	220,928	(22%)	(22%)	54,355	76,187	(29%)	(29%)

TOTAL	11,870,900	11,352,708	5%	6%	4,135,473	4,022,119	3%	4%

GROSS PROFIT
Mexico	1,149,194	1,136,892	1%	4%	396,026	373,802	6%	7%
U.S.A.	487,858	333,841	46%	46%	214,487	144,801	48%	48%
Northern Europe	778,406	742,152	5%	1%	324,440	347,214	(7%)	(7%)
Mediterranean	369,996	380,109	(3%)	(3%)	117,088	114,333	2%	4%
South, Central America and the Caribbean	739,493	765,942	(3%)	0%	261,897	270,131	(3%)	(1%)
Asia	151,562	127,378	19%	24%	68,872	46,569	48%	47%
Others and intercompany eliminations	37,443	4,784	683%	683%	17,513	931	1780%	1780%

TOTAL	3,713,953	3,491,099	6%	7%	1,400,324	1,297,782	8%	9%

OPERATING EARNINGS BEFORE OTHER EXPENSES, NET
Mexico	604,948	616,336	(2%)	1%	199,431	200,101	(0%)	1%
U.S.A.	(45,954)	(169,093)	73%	72%	24,920	(36,006)	N/A	N/A
Northern Europe	106,710	85,075	25%	21%	86,765	101,806	(15%)	(15%)
Mediterranean	187,047	165,939	13%	14%	56,934	52,890	8%	10%
South, Central America and the Caribbean	497,862	546,511	(9%)	(6%)	176,302	189,360	(7%)	(5%)
Asia	76,433	74,921	2%	3%	32,328	28,359	14%	11%
Others and intercompany eliminations	(213,646)	(160,156)	(33%)	(37%)	(85,435)	(70,010)	(22%)	(23%)

TOTAL	1,213,400	1,159,532	5%	7%	491,244	466,501	5%	6%

2014 Third Quarter Results

Operating results

Operating Summary per Country

EBITDA in thousands of U.S. dollars. EBITDA margin as a percentage of net sales.

	January – September				Third Quarter
				like-to-like				like-to-like
	2014	2013	% Var.	% Var. *	2014	2013	% Var.	% Var. *
OPERATING EBITDA
Mexico	742,060	761,375	(3%)	0%	245,054	247,586	(1%)	0%
U.S.A.	283,192	177,527	60%	57%	136,249	78,499	74%	70%
Northern Europe	279,444	252,893	10%	7%	143,770	162,416	(11%)	(12%)
Mediterranean	262,545	245,991	7%	7%	81,355	77,935	4%	6%
South, Central America and the Caribbean	563,115	609,674	(8%)	(4%)	198,515	210,327	(6%)	(4%)
Asia	98,981	98,589	0%	3%	39,946	35,934	11%	10%
Others and intercompany eliminations	(192,287)	(144,839)	(33%)	(37%)	(77,942)	(65,574)	(19%)	(20%)

TOTAL	2,037,050	2,001,210	2%	3%	766,946	747,122	3%	3%

OPERATING EBITDA MARGIN
Mexico	31.5%	31.7%			30.5%	31.9%
U.S.A.	10.3%	7.1%			13.5%	8.8%
Northern Europe	8.8%	8.4%			12.7%	13.9%
Mediterranean	20.8%	21.9%			20.3%	20.8%
South, Central America and the Caribbean	33.4%	36.8%			34.0%	35.3%
Asia	21.7%	22.2%			26.4%	25.9%

TOTAL	17.2%	17.6%			18.5%	18.6%

2014 Third Quarter Results

Operating results

Volume Summary

Consolidated volume summary

Cement and aggregates: Thousands of metric tons.

Ready-mix: Thousands of cubic meters.

	January – September			Third Quarter
	2014	2013	% Var.	2014	2013	% Var.
Consolidated cement volume 1	51,233	48,681	5%	17,816	17,094	4%
Consolidated ready-mix volume	41,768	40,947	2%	14,720	14,665	0%
Consolidated aggregates volume	125,933	120,314	5%	44,742	44,111	1%

Per-country volume summary

	January – September	Third Quarter	Third Quarter 2014 Vs.
	2014 Vs. 2013	2014 Vs. 2013	Second Quarter 2014
DOMESTIC GRAY CEMENT VOLUME
Mexico	1%	4%	0%
U.S.A.	8%	8%	4%
Northern Europe	4%	1%	18%
Mediterranean	(0%)	(3%)	(13%)
South, Central America and the Caribbean	6%	3%	3%
Asia	5%	5%	(4%)
READY-MIX VOLUME
Mexico	4%	5%	3%
U.S.A.	0%	2%	4%
Northern Europe	(0%)	(8%)	2%
Mediterranean	8%	13%	2%
South, Central America and the Caribbean	9%	5%	8%
Asia	(16%)	(4%)	(11%)
AGGREGATES VOLUME
Mexico	11%	8%	4%
U.S.A.	(2%)	1%	1%
Northern Europe	7%	(0%)	4%
Mediterranean	(3%)	(1%)	(0%)
South, Central America and the Caribbean	17%	10%	5%
Asia	(8%)	(44%)	(18%)
1	Consolidated cement volume includes domestic and export volume of gray cement, white cement, special cement, mortar and clinker.

2014 Third Quarter Results

Operating results

Price Summary

Variation in U.S. Dollars

	January – September	Third Quarter	Third Quarter 2014 Vs.
	2014 Vs. 2013	2014 Vs. 2013	Second Quarter 2014
DOMESTIC GRAY CEMENT PRICE
Mexico	(2%)	2%	(2%)
U.S.A.	5%	8%	0%
Northern Europe (*)	3%	(2%)	(8%)
Mediterranean (*)	8%	9%	(0%)
South, Central America and the Caribbean (*)	(4%)	(3%)	(1%)
Asia (*)	(2%)	3%	1%
READY-MIX PRICE
Mexico	(1%)	1%	(2%)
U.S.A.	9%	9%	2%
Northern Europe (*)	4%	0%	(5%)
Mediterranean (*)	4%	(2%)	(3%)
South, Central America and the Caribbean (*)	(3%)	(2%)	0%
Asia (*)	9%	11%	1%
AGGREGATES PRICE
Mexico	(0%)	3%	(1%)
U.S.A.	11%	9%	(1%)
Northern Europe (*)	5%	2%	(5%)
Mediterranean (*)	24%	17%	(5%)
South, Central America and the Caribbean (*)	(4%)	(2%)	(1%)
Asia (*)	(1%)	(10%)	6%

Variation in Local Currency

	January – September	Third Quarter	Third Quarter 2014 Vs.
	2014 Vs. 2013	2014 Vs. 2013	Second Quarter 2014
DOMESTIC GRAY CEMENT PRICE
Mexico	1%	3%	0%
U.S.A.	5%	8%	0%
Northern Europe (*)	(0%)	(2%)	(4%)
Mediterranean (*)	10%	12%	2%
South, Central America and the Caribbean (*)	(0%)	(1%)	(0%)
Asia (*)	2%	3%	1%
READY-MIX PRICE
Mexico	2%	2%	(0%)
U.S.A.	9%	9%	2%
Northern Europe (*)	1%	1%	(1%)
Mediterranean (*)	2%	(2%)	(0%)
South, Central America and the Caribbean (*)	1%	0%	1%
Asia (*)	12%	9%	0%
AGGREGATES PRICE
Mexico	3%	5%	1%
U.S.A.	11%	9%	(1%)
Northern Europe (*)	0%	1%	(2%)
Mediterranean (*)	20%	17%	(2%)
South, Central America and the Caribbean (*)	(0%)	(0%)	(0%)
Asia (*)	3%	(11%)	5%
(*)	Volume weighted-average price.

2014 Third Quarter Results

Operating results

CEMEX announces expiration and final settlement of its tender offer for certain senior secured notes

On October 2, 2014 CEMEX announced the expiration of its previously announced cash tender offer (the “Tender Offer”) to purchase up to U.S.$1,175 million of the 9.000% Senior Secured Notes due 2018 (the “2018 Notes”) issued by CEMEX and the 9.250% Senior Secured Notes due 2020 (the “2020 Notes” and, together with the 2018 Notes, the “Notes”) issued by CEMEX España, S.A., acting through its Luxembourg Branch. The Tender Offer expired at 11:59 p.m., New York City time, on October 1, 2014 (the “Expiration Date”). CEMEX was advised by the tender agent that as of the Expiration Date, a total of U.S.$592,670,000 of 2018 Notes and U.S.$365,221,000 of 2020 Notes were validly tendered in the Tender Offer, including U.S.$592,470,000 of validly tendered 2018 Notes and U.S.$365,146,000 of validly tendered 2020 Notes purchased by CEMEX on the early settlement date of September 18, 2014. CEMEX accepted all U.S.$200,000 additional 2018 Notes and U.S.$75,000 additional 2020 Notes validly tendered since 5:00 p.m., New York City time, on September 17, 2014 (the “Early Tender Date”) and at or prior to the Expiration Date. Following completion of the Tender Offer, U.S.$574,483,000 principal amount of 2018 Notes and U.S.$230,622,000 principal amount of 2020 Notes remain outstanding. Holders of Notes that validly tendered on or prior to the Early Tender Date and whose Notes were accepted for purchase were entitled to receive U.S.$1,070.00 per U.S.$1,000 principal amount of 2018 Notes and U.S$1,098.75 per U.S.$1,000 principal amount of 2020 Notes accepted for purchase, which included, in each case, an early tender payment equal to U.S.$30 per U.S.$1,000 principal amount of Notes accepted for purchase. Holders of the additional Notes that validly tendered after the Early Tender Date and at or prior to the Expiration Date were entitled to receive U.S.$1,040.00 per U.S.$1,000 principal amount of 2018 Notes accepted for purchase and U.S.$1,068.75 per U.S.$1,000 principal amount of 2020 Notes accepted for purchase.

CEMEX obtains new bank loan under improved conditions

On September 30, 2014 CEMEX announced that it had entered into a new credit agreement for U.S.$1.35 billion (the “Credit Agreement”), with nine of the main lending banks from its Facilities Agreement dated September 17, 2012 (as amended from time to time, the “Facilities Agreement”.) The main terms of the new Credit Agreement, which represent an improvement over the main terms of the existing Facilities Agreement, are as follows:

•	An average 4-year term with equal semi-annual payments of principal of 20% each, beginning on the third anniversary of the Credit Agreement and with the last payment on September 2019.
•	A spread over LIBOR of between 250 and 375 basis points, depending on the level of leverage of CEMEX.
•	A revolving credit tranche of 40% of the total principal amount with the same maturity.
•	Improvements in certain covenants and undertakings that will provide more flexibility to CEMEX.

The proceeds from the Credit Agreement were initially used to refinance U.S.$1.35 billion of indebtedness under the Facilities Agreement. Following such repayment, and along with the repayment of U.S.$350 million from the proceeds of its senior secured notes issued on September 11, 2014, CEMEX had repaid an aggregate amount of U.S.$1.7 billion of indebtedness under the Facilities Agreement during September and October of 2014, reducing the total outstanding principal balance to approximately U.S.$2.475 billion and avoiding a contingent payment of a quarterly fee of 0.50% over the outstanding amount under the Facilities Agreement from the third quarter of 2015 onwards. In a second phase of this process, which began on September 30, 2014, CEMEX will be inviting other banks to participate in this transaction, with any additional funds also to be applied initially toward the repayment of indebtedness under the Facilities Agreement.

CEMEX announces pricing of U.S.$200 million in Contingent Convertible Units

On September 26, 2014 CEMEX announced the pricing of its private offering of 200,000 Contingent Convertible Units, each with a stated amount of U.S.$1,000. The Contingent Convertible Units are intended to finance payment of the principal amount of U.S.$200 million of CEMEX’s 4.875% Convertible Subordinated Notes due 2015 (the “2015 Existing Convertible Notes”) that mature without conversion. There is currently approximately U.S.$204 million aggregate principal amount of 2015 Existing Convertible Notes outstanding. This transaction completed CEMEX’s objective of addressing the contingent maturity of its 2015 Existing Convertible Notes.

CEMEX announces pricing of €400 million and U.S.$1.1 billion in senior secured notes

On September 04, 2014 CEMEX announced the pricing of €400 million of its 4.750% Senior Secured Notes due 2022 denominated in Euros (the “Euro Notes”) and U.S.$1.1 billion of its 5.700% Senior Secured Notes due 2025 denominated in U.S. Dollars (the “U.S. Dollar Notes”). The Euro Notes bear interest at an annual rate of 4.750% and mature on January 11, 2022. The Euro Notes were issued at par and are callable commencing on January 11, 2018. The U.S. Dollar Notes bear interest at an annual rate of 5.700% and mature on January 11, 2025. The U.S. Dollar Notes were issued at par and are callable commencing on January 11, 2020. The closing of the offerings was on September 11, 2014.

CEMEX announces new CLH cement plant in Colombia

On August 14, 2014 CEMEX announced that its subsidiary, CEMEX Latam Holdings, S.A. (“CLH”) began the construction of a cement plant in Colombia. The total investment is expected to reach approximately US$340 million and to increase CLH’s cement production capacity in Colombia from 4.5 million to close to 5.5 million tons per year. The first phase of this project includes the construction of a new grinding mill that is expected to start cement production during the second quarter of 2015. The rest of the plant will be completed during the second half of 2016. The plant will operate using modern and efficient technology to comply with high quality and environmental standards. This facility will be strategically located in the Antioquia department. This region has enjoyed high levels of economic growth and is expected to further benefit from the construction of infrastructure projects under the highway concession program in Colombia. The project will be financed with CLH’s free cash flow and it is expected to generate approximately 1,000 direct jobs during the construction phase and about 300 jobs once the operations begin.

2014 Third Quarter Results

Operating results

Mexican Tax Reform 2010 and 2014

In November 2009, Mexico approved amendments to the income tax law, which became effective on January 1, 2010. Such amendments modified the tax consolidation regime by requiring entities to determine income taxes as if the tax consolidation provisions did not exist from 1999 onward, specifically turning into taxable items: a) the difference between the sum of the equity of the controlled entities for tax purposes and the equity of the consolidated entity for tax purposes; b) dividends from the controlled entities for tax purposes to CEMEX, S.A.B. de C.V.; and c) other transactions that represented the transfer of resources between the companies included in the tax consolidation. In December 2010, pursuant to miscellaneous rules, the tax authority in Mexico granted the option to defer the calculation and payment of the income tax over the difference in equity explained above, until the subsidiary is disposed of or CEMEX eliminates the tax consolidation. Tax liabilities associated with the tax loss carryforwards used in the tax consolidation of the Mexican subsidiaries are not offset with deferred tax assets in the balance sheet. The realization of these tax assets is subject to the generation of future tax earnings in the controlled subsidiaries that generated the tax loss carryforwards in the past.

In addition, in connection with new amendments to the income tax law in Mexico approved in December 2013 and effective beginning January 1, 2014, the tax consolidation regime in effect until December 31, 2013, was replaced prospectively by a new integration regime, to which CEMEX will not apply, resulting in that beginning in 2014, each Mexican entity will determine its income taxes based solely in its individual results, and a period of up to 10 years has been established for the settlement of the liability for income taxes related to the tax consolidation regime accrued until December 31, 2013, amount which considering the new rules issued for the disconnection of the tax consolidation regime amounts to approximately US$1,901 million, as described in the table below.

Changes in the Parent Company’s tax payable associated with the tax consolidation in Mexico in 2013 were as follows (approximate US$ Millions):

2013
Balance at the beginning of the period	$1,115
Income tax received from subsidiaries	$138
Restatement for the period	$95
Payments during the period	($156)
Effects of tax deconsolidation	$709

Balance at the end of the period	$1,901

As of December 31, 2013, the estimated payment schedule of taxes payable resulting from these changes in the tax consolidation regime in Mexico were as follows (approximate amounts in millions of US dollars):

2014	$328	*
2015	$380
2016	$317
2017	$316
2018 and thereafter	$560

	1,901
*	This amount has been paid.

Antitrust Investigations in Spain by the CNC

During September 2014, the Competition Directorate of the Spanish National Commission of Markets and Competition, in the context of an investigation of the Spanish cement, ready-mix concrete and related products industry regarding alleged anticompetitive practices, inspected one of our facilities in Spain. Considering the early stage of this matter, we do not have sufficient information to assess the likelihood of any penalties or remedies being issued, but we expect that any penalty or remedy would not have a material adverse impact on our results of operations, liquidity and financial condition.

Environmental Matters – Mexico

On August 2014, a package of energy reform legislation became law in Mexico. The regulations to be proposed and implemented in regards to certain parts of the new legislation have not yet been announced, therefore, we do not have sufficient information to determine the full scope of its impact on our business or operations, but we expect that our ongoing commitments to procure power from renewable projects operating under the “self-supply” framework of the previous energy laws in Mexico should mitigate any impact that the introduction of new legislation could have upon our operations, liquidity or financial condition.

Tax Matters – Colombia

Regarding the notice received by CEMEX Colombia S.A. (“CEMEX Colombia”) in April of 2011 regarding CEMEX Colombia’s 2009 year-end tax return, in July of 2014 CEMEX Colombia filed an appeal against the adverse resolution notified to CEMEX Colombia regarding the appeal filed in May of 2013 against the resolution notified to CEMEX Colombia in January of 2013 confirming the official liquidation.

South Louisiana Flood Protection Authority-East Claim

Regarding the Petition for Damages and Injunctive Relief filed by the South Louisiana Flood Protection Authority-East, CEMEX, Inc. was dismissed without prejudice by the plaintiffs, however, we do not have sufficient information to assess the likelihood of additional claims filed by other parties to the matter against CEMEX, Inc.

2014 Third Quarter Results

Definitions of terms anddisclosures

Methodology for translation, consolidation, and presentation of results

Under IFRS, beginning January 1, 2008, CEMEX translates the financial statements of foreign subsidiaries using exchange rates at the reporting date for the balance sheet and the exchange rates at the end of each month for the income statement. CEMEX reports its consolidated results in Mexican pesos.

For the reader’s convenience, beginning June 30, 2008, US dollar amounts for the consolidated entity are calculated by converting the nominal Mexican peso amounts at the end of each quarter using the average MXN/US$ exchange rate for each quarter. The exchange rates used to convert results for the third quarter of 2014 and the third quarter of 2013 are 13.24 and 13.08 Mexican pesos per US dollar, respectively.

Per-country/region figures are presented in US dollars for the reader’s convenience. Figures presented in US dollars for Mexico, as of September 30, 2014, and September 30, 2013, can be converted into their original local currency amount by multiplying the US-dollar figure by the corresponding average exchange rates for 2014 and 2013, provided below.

Breakdown of regions

Northern Europe includes operations in Austria, the Czech Republic, France, Germany, Hungary, Ireland, Latvia, Poland, and the United Kingdom, as well as trading operations in several Nordic countries.

The Mediterranean region includes operations in Croatia, Egypt, Israel, Spain, and the United Arab Emirates.

The South, Central America and the Caribbean region includes CEMEX’s operations in Argentina, Bahamas, Brazil, Colombia, Costa Rica, the Dominican Republic, El Salvador, Guatemala, Haiti, Jamaica, Nicaragua, Panama, Peru, and Puerto Rico, as well as trading operations in the Caribbean region.

The Asia region includes operations in Bangladesh, China, Malaysia, the Philippines, Taiwan, and Thailand.

Definition of terms

Free cash flow equals operating EBITDA minus net interest expense, maintenance and strategic capital expenditures, change in working capital, taxes paid, and other cash items (net other expenses less proceeds from the disposal of obsolete and/or substantially depleted operating fixed assets that are no longer in operation and coupon payments on our perpetual notes).

Maintenance capital expenditures investments incurred for the purpose of ensuring the company’s operational continuity. These include capital expenditures on projects required to replace obsolete assets or maintain current operational levels, and mandatory capital expenditures, which are projects required to comply with governmental regulations or company policies.

Net debt equals total debt (debt plus convertible bonds and financial leases) minus cash and cash equivalents.

Operating EBITDA equals operating earnings before other expenses, net, plus depreciation and operating amortization.

pp equals percentage points

Prices all references to pricing initiatives, price increases or decreases, refer to our prices for our products

Strategic capital expenditures investments incurred with the purpose of increasing the company’s profitability. These include capital expenditures on projects designed to increase profitability by expanding capacity, and margin improvement capital expenditures, which are projects designed to increase profitability by reducing costs.

Working capital equals operating accounts receivable (including other current assets received as payment in kind) plus historical inventories minus operating payables.

Earnings per ADS

The number of average ADSs outstanding used for the calculation of earnings per ADS was 1,266.9 million for the third quarter of 2014; 1,250.3 million for year-to-date 2014; 1,217.2 million for the third quarter of 2013; and 1,215.5 million for year-to-date 2013. According to the IAS 33 Earnings per share, the weighted-average number of common shares outstanding is determined considering the number of days during the accounting period in which the shares have been outstanding, including shares derived from corporate events that have modified the stockholder’s equity structure during the period, such as increases in the number of shares by a public offering and the distribution of shares from stock dividends or recapitalizations of retained earnings and the potential diluted shares (Stock options, Restricted Stock Options and Mandatory Convertible Shares). The shares issued as a result of share dividends, recapitalizations and potential diluted shares are considered as issued at the beginning of the period.

Exchange rates	January – September		Third Quarter		Third Quarter
	2014	2013	2014	2013	2014	2013
	Average	Average	Average	Average	End of period	End of period
Mexican peso	13.15	12.78	13.24	13.08	13.43	13.1
Euro	0.7421	0.7582	0.7655	0.7495	0.7917	0.7393
British pound	0.5992	0.6476	0.6036	0.6396	0.6168	0.6178
Amounts provided in units of local currency per US dollar.

2014 Third Quarter Results